

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

> **Re: ODDITY Tech Ltd.**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted May 1, 2023**
> **CIK No. 0001907085**

Dear Oran Holtzman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1, submitted May 1, 2023

Prospectus Summary
Who We Are, page 1

1. We note your response to prior comment 2 and re-issue in part. Please revise the Prospectus Summary, where appropriate, to disclose SpoiledChild's revenues for the year ended December 31, 2022.

2. Your disclosure on page 119 indicates that the acquisition of Revela has not yet closed. However, disclosure throughout the prospectus appears to assume that the acquisition has closed. For example, we note your statement on page 7 that you are incorporating Revela's molecules into your current and future brands and your disclosure on page 119

identifies Revela's products ProCelinyl and Fibroquin as owned by ODDITY LABS. Please tell us why it is appropriate for you to prominently discuss Revela's business and its integration with your business, including the establishment of ODDITY LABS, if the acquisition has not been consummated. To the extent the acquisition has closed, please revise the prospectus, where appropriate, to describe the material terms of the acquisition and file the definitive agreement as an exhibit to your registration statement.

3. We note your disclosure on page 1 that you "established ODDITY LABS to bring artificial intelligence-based molecule discovery for the development of science-backed, highly efficacious beauty and wellness products." Please revise this disclosure here and elsewhere to clarify, if true, that the products you currently offer are not drugs, biological products, or devices that have been determined by the FDA or similar foreign regulators to be "efficacious" in treating diseases or other conditions. In this regard, please explain to us why it is appropriate for you to use the terms "efficacious" and "safe" to describe Revela's molecules and revise your disclosure to describe what is meant by the term "efficacious."

Please also revise your prospectus, where appropriate, to describe the science that was performed, and the clinical trials that were conducted, to develop Revela's molecules.

4. We note your references here and throughout to Revela's "extensive multi-category pipeline of novel molecules." Please revise the prospectus, where appropriate, to describe these molecules and the categories they address.

Capitalization, page 80

5. Please revise to include indebtedness, such as your loans and digital security liability, as part of your capitalization table.

Management's Discussion and Analysis
Driving Customer Acquisition, Retention, and Repeat Purchases, page 85

6. Refer to the prior comment number 4 and your response relating to the presentation of net revenue repeat purchase rate, average order value, order billings from paid and unpaid sources, and number of active customers. You state that you do not believe the measures constitute material information necessary for an understanding or evaluation of the Company's financial condition, changes in financial condition and results of operations and you would not identify these measures as key performance indicators as described in SEC Release No. 33-10751. You also state that you do not currently intend to regularly disclose net revenue repeat purchase rate, average order value, order billings from unpaid sources and paid sources, or number of active customers in future periodic filings. However, you continue to include the disclosures prominently in the filing. Please address the following:
   • Based on the disclosure in the filing, it appears the measures represent metrics for which the metric guidance would be applicable. In this regard, we note that the net

revenue repeat purchase rate is disclosed throughout the filing, including on page 4, which appears to emphasize the measure is a metric. In addition, the presentation of charts for order billings from paid and unpaid sources appears to provide emphasis on the measure. Please revise the filing to include the disclosures requested, including a clear definition of each measure, the reason the measure is useful to investors, how management uses the measure, and whether or not there are any estimates or assumptions underlying the measure.

- Tell us how "net revenue" in "net revenue repeat purchase rate" is calculated and if not consistent with GAAP, consider revising the nomenclature.
- Clarify the difference between average order value and average order billings. If the terms are synonymous, revise the terms to be consistent throughout.

Results of Operations
Comparison of Years Ended December 31, 2022 and 2021, page 88

7. In order to provide a better understanding of your operations, please quantify each factor noted related to the change in Revenues and Selling, General and Administrative Expenses line items from the prior year. For example, you state that the increase in net revenue is primarily due to increased orders from new customers, increased orders from repeat customers, contribution from new brand and product categories. Please quantify each of these factors in revised disclosure.

Non-GAAP Financial Measures, page 90

8. We note your presentation of non-GAAP measures includes adjustments to remove one-time bonuses, founder' incentive plan and new brand launch related costs. Please clarify for us the nature of these costs and tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation.

Founder's Letter
ODDITY LABS is Bringing Pharma-Grade AI-Based Molecule Discovery to Beauty and Wellness, page 106

9. We note your disclosure on page 106 regarding ODDITY LABS and your focus on "science-backed product development." Please revise this disclosure to clarify whether you anticipate obtaining FDA approval for the products developed through ODDITY LABS. If not, please remove your references to "Pharma-Grade . . . Molecule Discovery" and explain what is meant by "science-backed product development."

10. Please provide the basis for the statement that ODDITY LABS will redefine product efficacy. In your revisions, please explain what is meant by product efficacy and how the launch of ODDITY LABS will redefine it. To the extent this statement is based on management's belief, please so state.

11. Please revise to explain why the combination of your consumer platform with Revela is a "game changer." To the extent this statement is based on management's belief, please so state.

12. Please revise to provide the basis for your statements that (i) legacy businesses have underinvested in science, (ii) ingredient innovation has fallen behind the curve, (iii) consumers are suffering and (iv) your competitors are "doing more of the same for decades."

Business
Launching ODDITY LABS to Build the Future of Product Development, page 119

13. We note your disclosure that "Procelinyl's powerful efficacy has been validated in clinical studies." Please revise to clarify whether this product has been approved by the FDA. To the extent this product has not been approved by the FDA, please tell us why this language is appropriate. Additionally, please revise your disclosure to provide further details regarding the clinical studies and consumer studies referenced in this section, including the studies in which formulations with ProCelinyl outperformed market-leading competitors and the clinical study related to Fibroquin.

Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
g. Digital Securities, page F-9

14. Please revise to separately classify the Digital security liability on the face of the financial statements. In addition, please tell us why presentation as a long-term liability at December 31, 2022 is appropriate considering the securities will convert into Class A ordinary shares upon your pending initial public offering. Please disclose in Note 16 the number of securities issued and the issuance price per security.

You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alison Haggerty